                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                  Commission File Number: 1-2394

                           NOTIFICATION OF LATE FILING

(Check One):    [X] Form 10-K     [ ] Form 20-F    [ ] Form 11-K   [ ] Form 10-Q
                [ ] Form N-SAR    [ ] Form N-CSR

For Period Ended: December 31, 2004
                  --------------------------------------------------------------

[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
                                 -----------------------------------------------

     READ ATTACHED  INSTRUCTIONS  SHEET BEFORE  PREPARING FORM.  PLEASE PRINT OR
TYPE.

     Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.

     If the  notification  relates  to a portion of the  filing  checked  above, identify the item(s) to which the notification relates:
                                                       -------------------------

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant   WHX Corporation
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Former name if applicable
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Address of principal executive office (Street and number)  110 East 59th Street
                                                           ---------------------

City, state and zip code  New York, New York  10022
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                                     PART II
                            Rules 12b-25 (b) AND (c)

     If the subject  report could not be filed  without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check box if appropriate.)

|X|  (a) The reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|  (b) The subject annual report,  semi-annual  report,  transition  report on
     Form 10-K,  Form  20-F,  Form 11-K,  Form N-SAR or Form  N-CSR,  or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject  quarterly report or transition  report on Form  10-Q,  or  portion  thereof  will be filed on or before  the fifth calendar day following the prescribed due date; and

[X]  (c) The accountant's  statement or other exhibit required by Rule 12b-25(c)
     has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable  detail the reasons why Forms 10-K,  11-K,  20-F,
10-Q,  N-SAR,  N-CSR or the  transition  report or portion  thereof could not be filed within the prescribed time period.

     On March 7, 2005, the Registrant  filed a voluntary  petition under Chapter
11 of Title 11 of the United States Code with the United States Bankruptcy Court for the Southern  District of New York.  The  Registrant  was unable to file the
Form 10-K for the fiscal year ended  December  31, 2004 (the  "Report")  without
unreasonable   effort  or  expense  due  to  the  related  delays  in  gathering information for inclusion in the Report associated therewith.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and  telephone  number  of  person  to  contact  in regard to this notification

        Robert Hynes                         (914)                   925-4480
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         (Name)                           (Area Code)          (Telephone Number)

     (2) Have all other periodic  reports  required under Section 13 or 15(d) of the Securities  Exchange Act of 1934 or Section 30 of the Investment Company Act
of 1940  during the  preceding  12 months or for such  shorter  period  that the registrant was required to file such report(s) been filed?  If the answer is no,
identify report(s).                                               |X| Yes |_| No

     (3) Is it anticipated that any significant  change in results of operations for the  corresponding  period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No

If so: attach an explanation of the  anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

In 2003 the  Registrant  reported a loss from  operations of  approximately  $63 million,  excluding a goodwill impairment charge of $89 million.  The Registrant is  anticipating a  significantly  smaller loss from operations for 2004 than it did for 2003,  excluding the effect of the 2003 goodwill  impairment  charge and any potential 2004 impairment charges (see below). The improvement in results is primarily  related  to  increased  sales in 2004 and a $48  million  charge  for pension  curtailment  and special  termination  benefits  recorded in 2003.  The actual  amount  of the 2004  net loss  from  operations  is not yet  determined.
Additionally,  the  Registrant is in the process of  conducting  its 2004 annual impairment  review of the  carrying  value of its  goodwill in  accordance  with
Statement  of  Financial  Accounting  Standards  No.  142,  "Goodwill  and Other
Intangible  Assets." As of the date hereof, the Registrant has not yet completed its evaluation,  but believes it is likely that it will be required to record an impairment  charge.  An  estimated  amount of the  impairment  charge is not yet determinable. The Registrant had approximately $125 million of goodwill recorded at September 30, 2004.

                                 WHX Corporation
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                  (Name of Registrant as Specified in Charter)

                                       2

     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2005                           By: /s/ Robert Hynes
      ------------------                          ------------------------------
                                                  Name: Robert Hynes
                                                  Title: Chief Financial Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly  authorized  representative.  The name and title of the person signing  the form  shall  be typed or  printed  beneath  the  signature.  If the statement is signed on behalf of the registrant by an authorized  representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional  misstatements  or omissions  of fact  constitute  Federal  criminal violations. (See 18 U.S.C. 1001)